Exhibit 3.5

MEDICINE MAN TECHNOLOGIES, INC.

AMENDMENT TO SECTION 3.2 OF BYLAWS

RESOLVED, that Section 3.2 of the Bylaws of the Corporation be and hereby is amended to read in its entirety as follows:

“The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors consisting of not less than three (3) nor more than ten (10) directors, the exact number of directors to be determined from time to time by resolution adopted by affirmative vote of a majority of the Board of Directors elected and serving. The directors shall be divided into three classes, designated Class A, Class B, and Class C. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors but in no event shall the number of directors to be elected annually be less than one-fourth of all of the directors. At the 2017 annual meeting of shareholders, Class A directors shall be elected for a one-year term, Class B directors for a two-year term and Class C directors for a three-year term. At each succeeding annual meeting of shareholders beginning in 2018, successors to the class of directors whose term expires at that annual meeting shall be elected for a similar term as the expiring Board position.

If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office. A director or the entire Board of Directors may be removed only for cause. Any vacancy on the Board of Directors that results from an increase in the number of directors may be filled by a majority of the Board of Directors elected and serving, and any other vacancy occurring in the Board of Directors may be filled by a majority of the directors elected and serving, although less than a quorum, or by a sole remaining director and, in each case, such additional director or directors shall be classified as provided by the Board of Directors. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his predecessor.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of preferred stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of shareholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of these articles of incorporation applicable thereto, except that such directors so elected shall not be divided into classes pursuant to this Section 3.2 unless expressly provided by such terms.”

The remainder of the Bylaws shall remain as previously stated.